Exhibit 21.1

List of Subsidiaries of New Mountain Finance AIV Holdings Corporation

Subsidiaries of the Registrant are as follows:

The registrant currently has no subsidiaries. Assuming the completion of the formation transactions described in Exhibit 99.1, the Registrant would have the following subsidiaries:

New Mountain Finance Holdings, L.L.C.

New Mountain Finance SPV Funding, L.L.C.